UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     CALIFORNIA COASTAL COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)


                                    129915203
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Mercury Real Estate Advisors LLC

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                       -0-
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         570,665
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                     -0-
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    570,665
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         570,665
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         OO

CUSIP No. 129915203                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Mercury Targeted Securities Fund LP

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                       -0-
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         545,365
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                     -0-
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    545,365
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         545,365
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         PN

CUSIP No. 129915203                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Mercury Special Situations Fund LP

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                      -0-
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         25,300
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                    -0-
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    25,300
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         25,300
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         .25%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         PN

CUSIP No. 129915203                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        David R. Jarvis

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                      6,000
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         570,665
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                    6,000
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    570,665
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         576,665
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN

CUSIP No. 129915203                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------


1     NAME OF REPORTING PERSON

                        Malcolm F. MacLean IV

--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

                               United States
--------------------------------------------------------------------------------
                             5     SOLE VOTING POWER

     NUMBER OF                                      4,988
      SHARES                 ---------------------------------------------------
   BENEFICIALLY              6     SHARED VOTING POWER
     OWNED BY
       EACH                                         570,665
    REPORTING                ---------------------------------------------------
      PERSON                 7     SOLE DISPOSITIVE POWER
       WITH
                                                    4,988
                             ---------------------------------------------------
                             8     SHARED DISPOSITIVE POWER

                                                    570,665
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         575,653
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         5.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

                         IN

Item 1(a).     Name of Issuer:

                  California Coastal Communities, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                  6 Executive Circle, Suite 250
                  Irvine, California 92614

Item 2(a).     Name of Person Filing:

                    This Schedule is being jointly filed by:

                    (i) Mercury Real Estate Advisors LLC, a Delaware limited liability company ("Mercury Advisors"), with respect to the shares held by Mercury Targeted Securities Fund LP, a private investment partnership formed under the laws of the State of Delaware ("Mercury Targeted Securities Fund") and the shares held by Mercury Special Situations Fund LP, a private investment partnership formed under the laws of the State of Delaware ("Mercury Special Situations Fund"). Mercury Advisors is the investment advisor to Mercury Targeted Securities Fund and Mercury Special Situations Fund and has complete investment discretion with respect to the securities which are the subject of this report. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

                    (ii) Mercury Targeted Securities Fund with respect to shares held by it. Mercury Advisors is the investment advisor to Mercury Targeted Securities Fund and has complete investment discretion with respect to the securities which are the subject of this report. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

                    (iii)Mercury Special  Situations Fund with respect to shares held by it. Mercury Advisors is the investment advisor to Mercury Special Situations Fund and has complete investment discretion with respect to the securities which are the subject of this report. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

                    (iv) David R. Jarvis, a Managing Member of Mercury Advisors,
                         with respect to (i) 545,365 shares held by Mercury Targeted Securities Fund, (ii) 25,300 shares held by Mercury Special Situations Fund and (iii) 6,000 shares owned individually by Mr. Jarvis.

                    (v) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to (i) 545,365 shares held by Mercury Targeted Securities Fund, (ii) 25,300 shares held by Mercury Special Situations Fund and (iii) 4,988 shares owned individually by Mr. MacLean.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                  100 Field Point Road
                  Greenwich, CT 06830

Item 2(c).    Citizenship:

                    (i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.
                    (ii) Mercury  Targeted  Securities  Fund  LP  is a  Delaware
                         limited partnership.
                    (iii)Mercury  Special  Situations  Fund  LP  is  a  Delaware
                         limited partnership.
                    (iv) Mr. Jarvis is a United States citizen.
                    (v)  Mr. MacLean is a United States citizen.

Item 2(d).    Title of Class of Securities:

                    Common Stock, par value $0.05 per share

Item 2(e).    CUSIP Number:  129915203

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or Dealer registered under section 15 of the Act,

          (b)[ ] Bank as defined in section 3(a)(6) of the Act,

          (c)[ ] Insurance Company as defined in section 3(a)(19) of the Act,

          (d)[ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)[ ] An investment adviser in accordance with  ss. 240.13d-1
                 (b)(1)(ii)(E),

          (f)[ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F),

          (g)[ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G),

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940,

          (j)[ ] A group, in accordance with ss. 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

         Mercury Real Estate Advisors LLC:
         --------------------------------

         (a)  Amount beneficially owned: 570,665 shares

         (b)  Percent of class: 5.7%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 570,665 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    570,665 shares


         Mercury Targeted Securities Fund LP:
         -----------------------------------

         (a)  Amount beneficially owned: 545,365 shares

         (b)  Percent of class: 5.4%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 545,365 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    545,365 shares


         Mercury Special Situations Fund LP:
         ----------------------------------

         (a)  Amount beneficially owned: 25,300 shares

         (b)  Percent of class: .25%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: None
               (ii) Shared power to vote or to direct the vote: 25,300 shares
               (iii) Sole power to dispose or to direct the disposition of: None
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    25,300 shares

         David R. Jarvis:
         ---------------

         (a)  Amount beneficially owned: 576,665 shares

         (b)  Percent of class: 5.7%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 6,000 shares
               (ii) Shared power to vote or to direct the vote: 570,665 shares
               (iii)Sole  power to  dispose  or to direct  the  disposition  of:
                    6,000 shares
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    570,665 shares


         Malcolm F. MacLean IV:
         ---------------------

         (a)  Amount beneficially owned: 575,653 shares

         (b)  Percent of class: 5.7%

         (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 4,988 shares
               (ii) Shared power to vote or to direct the vote: 570,665 shares
               (iii)Sole  power to  dispose  or to direct  the  disposition  of:
                    4,988
               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    570,665 shares


Item 5.       Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.       Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.       Notice of Dissolution of Group.

                  Not applicable.

Item 10.      Certification.

                  By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2004

                                     Mercury Real Estate Advisors LLC

                                     /s/ Malcolm F. MacLean IV
                                     -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member


                                     Mercury Targeted Securities Fund LP

                                     By:  Mercury Securities LLC, its general
                                          partner

                                     By:  /s/ Malcolm F. MacLean IV
                                          -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member


                                     Mercury Special Situations Fund LP

                                     By:  Mercury Securities II LLC, its general
                                          partner

                                     By:  /s/ Malcolm F. MacLean IV
                                          -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member


                                     /s/ David R. Jarvis
                                     -------------------------
                                     David R. Jarvis, an individual


                                     /s/ Malcolm F. MacLean IV
                                     -------------------------
                                     Malcolm F. MacLean IV, an individual

                                  Exhibit Index


The following exhibits are filed with the amended report on Schedule 13G:

Exhibit A: Joint Filing Agreement dated February 12, 2004 between Mercury Real Estate Advisors LLC, Mercury Targeted Securities Fund LP, Mercury Special Situations Fund LP, David R. Jarvis and Malcolm F. MacLean IV.

                                    Exhibit A


                             Joint Filing Agreement

Mercury Real Estate Advisors LLC, a Delaware limited liability company, Mercury Targeted Securities Fund LP, a Delaware limited partnership, Mercury Special Situations Fund LP, a Delaware limited partnership, David R. Jarvis, an individual and Malcolm F. MacLean IV, an individual, hereby agree to file jointly the amended statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the amended statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 12, 2004


                                     Mercury Real Estate Advisors LLC

                                     /s/ Malcolm F. MacLean IV
                                     -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member


                                     Mercury Targeted Securities Fund LP

                                     By:  Mercury Securities LLC, its general
                                          partner

                                     By:  /s/ Malcolm F. MacLean IV
                                          -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member

                                     Mercury Special Situations Fund LP

                                     By:  Mercury Securities II LLC, its general
                                          partner

                                     By:  /s/ Malcolm F. MacLean IV
                                          -------------------------
                                     Name:   Malcolm F. MacLean IV
                                     Title:  Managing Member


                                     /s/ David R. Jarvis
                                     -------------------------
                                     David R. Jarvis, an individual


                                     /s/ Malcolm F. MacLean IV
                                     -------------------------
                                     Malcolm F. MacLean IV, an individual